Eight Bridges Brewing, Inc.



ANNUAL REPORT

332 Earhart Way

Livermore, CA 94551

0

www.eightbridgesbrewing.com

This Annual Report is dated August 6, 2021.

BUSINESS

Eight Bridges Brewing is a small batch production and packaging craft brewery that manufactures and packages craft beer, selling it to local craft beer drinkers through the Eight Bridges Brewing tap room and other licensed retail outlets such as restaurants, brewpubs, tap rooms and other beverage retailers. Our customers seek out a great craft beer experience through exceptionally designed, brewed and packaged beers that are memorable, multidimensional and focused on consistent quality, drinkability and freshness in all forms of packaging.

Previous Offerings

Between 2020 and 2019, we sold 40,114 [shares of common stock] in exchange for $2.55 per share under Regulation Crowdfunding.

Between 2020 and 2019, we sold 40,114 [shares of common stock] in exchange for $2.55 per share under Regulation Crowdfunding.

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

During 4th quarter 2019 and throughout the first 2 quarters of 2020, the Company has successfully taken aggressive steps to return to sales growth and positive cash flow. However, in early second quarter as covid-19 emerged, the focus turned to survival as wholesale and retail sales plummeted with no end in sight for the impact of lockdown on our wholesale customers and taproom visitors.

Early in August 2020, the management team and board recommended to stockholders that the company pursue a new owner or attempt to protect the company through a Chapter 11 bankruptcy. Attempts to find a new owner failed. Consultation with bankruptcy attorneys regarding the viability of a Chapter 11 suggested such an approach would not be successful.

The management team negotiated major cost concessions with the landlord, keg leasing company, and equipment lenders, all of whom were helpful only for the balance of 2020. It also obtained one of the first PPP loans in the amount of $34,500 that helped to retain some employees during the April and June period. Efforts to obtain additional PPP loans failed entirely due to government policy and process confusion.

During the period from August through the end of the 2020, constant changing in the lockdown rules made it almost impossible to plan and implement new revenue ideas before the rules changed again. It became obvious as colder and rainier weather approached, our facility would not allow any significant outside seating revenue and that the same would happen for most wholesale customers.

The management team recommended to the board that a voluntary dissolution was the only way to avoid a bankruptcy and that the leadership team would need to act quickly while there was sufficient cash to complete the dissolution.

A stockholder meeting for voting shareholders was held on October 9, 2020, to review and vote on the boards recommendation to immediately implement a voluntary dissolution of The Company. The stockholder resolution was approved by a majority of the voting stockholders.

The corporation has submitted the required Form 966 declaration to the State. Eight Bridges Brewing, Inc. closed for business as of December 31, 2020. All equipment has been sold.

Formal closing cannot occur until later in 2021 after proving that all vendors, contracts, and taxes have been paid to the satisfaction of the respective parties. It is expected that 2021 Federal and State taxes will be filed in late June. Final dissolution forms will be submitted to the State In the July or August time frame leading to IRS approval and the State declaration of final dissolution.

Sales

During 2018 the markets for craft beer became very competitive as the number of new breweries grew faster than the craft beer market. Most breweries were experiencing significant pressure on sales growth, leading some to close. Many breweries elected to introduce canned beer as a way to increase sales. Most were using contracted mobile canning vendors as a fast solution. After a very thorough search of contract mobile canning sources, a quality contract canning vendor could not be found. It became apparent that the Company would need to buy its own canning system if it was going to compete.

The Company decided that equity capital would be needed to purchase canning equipment and implement an effective canning program as a strong first step toward retuning to sales growth in 2020. During early 2019 the Company completed a revision of its business plan, decided to employ crowdfunding as the best way to raise capital, and designed and initiated a campaign to raise $107,000. The campaign was approved by the SEC and implemented on December 3, 2019.

Over $100,000 was raised to purchase a canning system and add a critically needed salesperson. The canning system was ordered in February 2020 and delivered in early April. However, due to Covid-19, as will be discussed below, the company elected to delay hiring of a salesperson in order to conserve cash until the impact of Covid-19 could better be determined.

The company began to see rising sales beginning in January 2020 resulting from action plans designed to increase foot traffic at the taproom.

Then Covid-19 rapidly emerged placing Eight Bridges Brewing at a tipping point. The company entered a very severe capital preservation program in order to survive the impact of Covid-19 related Federal, State, and County Government required operating constraints that have also impacted our customers.

Our wholesale keg customers disappeared because they were closed for the most part. Well over 60% of tasting room customer sales disappeared because The Company was limited to take-out sales. Beer sales rapidly moved to the liquor store, grocery store and bottle shop which The Company could not address until receiving the canning system.

Sales remained in a declining state until the new canning system was put into production. Eight can brands were rapidly introduced from mid-April to June 2020. Over 75 new customers from the liquor store and grocery segment of the market were added in that same time frame.

Keg sales remained essentially zero for the balance of 2020 while taproom sales remained substantially reduced until July when lockdown guidelines began to relax. The taproom implemented an outside seating program to help attract return customers. The effort proved helpful until the cold rainy season arrived in October.

Sales growth stopped because of three items:
1. Constant changing of Covid-19 operating guidelines by State and County health officials.
2. Inability to allocate working capital to the hiring of a top salesperson.

3. Arrival of the cold and rainy season and the unavailability of a facility that would allow operation in the unfavorable environment.

By late October 2020 it became clear that Eight Bridges Brewing would reach bankruptcy by early 2nd quarter 2021 if The Company was not voluntarily dissolved.

Net Income
Through strong cost reduction actions, the management team did reduce the cost of business, limiting the loss to a much lower number when compared to 2019, while extending the ability to support ongoing cash flow needs using the remining capital raised by the Crowdfunding project.

Liquidity and Capital Resources
At December 31, 2020, the Company had cash of $53,819. The Company elected not to attempt another capital raise due to the high risk of bankruptcy should the impact of Covid related operating constraints remain as they were or worsen.

Debt
Short term debt increased to $164,409 in 2020 as compared to $133,209 ending 2019. The increase resulted from an increase in accounts payable associated with fleet operations and an increase in commercial loans obtained to purchase canning equipment.

Commercial loans increased to $91,624 by December 31, 2020. The balance on two existing equipment loans of $10,470 was paid off while adding a new equipment loan needed to purchase the canning equipment. The balance of that loan as of December 31, 2020 is $91,624.

During the period from original incorporation in 2013 through Dec 31, 2017, two of the founders, George and Deborah Beardsley provided capital in the form of debt in the amount of $163,088.43 to fund startup costs and early operational expenses. There are 12 individual loans that were made during the period ranging in value from $2,388.43 to $50,000. Each loan has a term of 2 years at an interest rate of 0%. One loan in the amount of $5,000 was repaid in December 2016. The remaining 11 notes have reached maturity. If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. As of December 31 2019, and 2020 the outstanding balance of principle and interest were $163,088.43, and $163,088.43 respectively. The notes are to be paid off from operating earnings as funds for that purpose are made available.

Beginning in August of 2017, the company elected to fund additional working capital through loans from George Beardsley and Deborah Beardsley. There are currently 15 individual loans for a total amount of $93,579. Each note has a term of 2 years at an interest rate of 0%. As of the end of calendar 2019, 5 of these notes have reached maturity. If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. The note is to be paid off from operating earnings as funds for that purpose are made available. The outstanding balance on the notes as of December 31, 2019, and 2020 were $93,579 and $93,579 respectively.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $53,819.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Short term debt increased to $164,409 in 2020 as compared to $133,209 ending 2019. The increase resulted primarily from the addition of a commercial loan used to purchase canning equipment partially offet by the reduciton of a working capital line of credit.

Commercail loans increased to $91,624 by December 31, 2020. The balance on two existing equipment loans of $10,470 was paid off while adding a new equipment loan needed to purchase the canning equipment. The balance of that loan as of December 31, 2020 is $91,624. The balance on two existing equipment loans of $10,470 was paid off.

During the period from original incorporation in 2013 through Dec 31, 2017, two of the founders, George and Deborah Beardsley provided capital in the form of debt in the amount of $163,088.43 to fund startup costs and early operational expenses. There are 12 individual loans that were made during the period ranging in value from $2,388.43 to $50,000. Each loan has a term of 2 years at an interest rate of 0%. One loan in the amount of $5,000 was repaid in December 2016. The remaining 11 notes have reached maturity. If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. As of December 31 2019, and 2020 the outstanding balance of principle and interest were $163,088.43, and $163,088.43 respectively. The notes are to be paid off from operating earnings as funds for that purpose are made available.

Beginning in August of 2017, the company elected to fund additional working capital through loans from George Beardsley and Deborah Beardsley. There are currently 15 individual loans for a total amount of $93,579. Each note has a term of 2 years at an interest rate of 0%. As of the end of calendar 2019, 5 of these notes have reached maturity. If the due date is reached prior to note payment, then the note holder has the right to demand payment at any time. The note is to be paid off from operating earnings as funds for that purpose are made available. The outstanding balance on the notes as of December 31, 2019, and 2020 were $93,579 and $93,579 respectively.

Creditor: George and Deborah Beardsley
Amount Owed: $163,088.43
Interest Rate: 0.0%
Maturity Date: June 01, 2023
Each note has an initial term of 2 years. If not paid within theat term then they become due and payable upon demand

Creditor: George and Deborah Beardsley
Amount Owed: $93,579
Interest Rate: 0.0%
Maturity Date: June 01, 2023
Each note has an initial term of 2 years. If not paid within theat term then they become due and payable upon demand

Creditor: George and Deborah Beardsley
Amount Owed: $52,802

Interest Rate: 0.0%
Maturity Date: October 31, 2019

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

George Beardsley's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President CEO/President/Sales/Distribution
Dates of Service: February 06, 2013 - Present
Responsibilities: General management, selling and sales forecast, production planning, organizational development. George does not recieve monetray or stock compensation.
Position: Board Director
Dates of Service: August 03, 2013 - Present
Responsibilities: Typical board of director roles including acting as board chairperson

Name: Deborah Beardsley
Deborah Beardsley's current primary role is with Pickpoint. Deborah Beardsley currently services 20 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: CFO/Market Development and Event Management
Dates of Service: February 06, 2013 - Present
Responsibilities: Accounting, financial. Deborah does not receive any form of compensation from Eight Bridges Brewing.

Other business experience in the past three years:

Employer: Pickpoint
Title: Installation planning
Dates of Service: May 01, 2006 - Present
Responsibilities: Planning and control world wide system installations

Name: Justin Beardsley

Justin Beardsley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: August 03, 2013 - Present

Responsibilities: Typical board member responsibilities

Position: Brewmaster/Brewery Operations Manager

Dates of Service: August 06, 2013 - Present

Responsibilities: Brewery operations, beer design, QA and QC. He receives $38,000 compensation per year and does not have additional equity compensation.

Name: Caitlyn Beardsley

Caitlyn Beardsley's current primary role is with Manager at a company in San Diego, ca - Healthare industry. Caitlyn Beardsley currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: February 06, 2013 - Present

Responsibilities: Board secretary responsible for meeting organization, minutes, other legal documentation

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: George Beardsley

Amount and nature of Beneficial ownership: 418,260

Percent of class: 35.49

Title of class: Voting Common Stock

Stockholder Name: Deborah Beardsley

Amount and nature of Beneficial ownership: 418,260

Percent of class: 35.49

RELATED PARTY TRANSACTIONS

Name of Entity: George Beardsley and Deborah Beardsley

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Founders Loans - 12 individual loans, 1 of which has been paid. Outstanding balance is $163,088

Material Terms: Non-interest bearing notes that have two year terms. If notes are not paid back by the end of each term, they become due on demand.

Material Terms: Accounts payable to company. Paid monthly.

Name of Entity: George and Deborah Beardsley

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Non-interest bearing notes that have two year terms. If notes are not paid back by the end of each term, they become due on demand.

Material Terms: Other Long Term Loans - 13 individual loans. Outstanding balance is $93,579

OUR SECURITIES

The aggregate number of shares the Corporation shall have authority to issue shall be 10,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), which shall be comprised of: (a) 9,910,000 shares of Voting Common Stock ("Voting Common Stock"), and (b) 90,000 shares of Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights .Under the Articles of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

As of December 31, 2020, 1,178,518 shares of voting common stock and 34,509 shares of non-voting stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company ("Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $106,999.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products and services are variants on one type of the products and service, providing a premium craft beer product and experience. Our revenues are therefore dependent upon the market for craft beer.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established breweries who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our beverages and related services obsolete or that the beverages and services developed by us will be preferred to any existing or newly developed beverages nd services. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other adult beverages. Our business growth depends on the market interest in the Company over other adult beverages.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a company that depends on the internet to effectively implement its business we may be vulnerable to hackers who may access company data. Any disruptions of services or cyber-attacks either on Eight Bridges Brewing, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Material shortages

At this time there are no know material availability risks for grain, hops, yeast, and water. It is possible that tariff disputs and labor issues can create shortages for inported grains and hops. We mitigate this risk by varying inventory on key imported grains and hops as we see issues emerge. Hops are generally in good supply however it is possible that planting practices by hop farmers could create a tight market for hops. We track the trends in hop availablity and enter longer term contracts for hops we expect to be in short supply in the future.

Water availability and quality

The water used by Eight Bridges is very consistent in quality and availability. Water quality and consistenancy are tracked with each batch. Small changes in water chemistry are made should variation beyond target measures occur. Should water quality begin to vary sufficient to change beer flavor and aroma, Eight Bridges Brewing would need to consider purchase and installation of a reverse osmossis water filtering system. Water shortage is not expected to be an issue.

Grain and hops availability

Although there are no known issues regarding the availability of most grains it is possible that on-going international trade issues could create shortages of imported grains used by Eight Bridges Brewing. Eight Bridges is working very closely with our suppliers and has already begun to maintain a deeper inventory while actively exploring substitute grains where ever possible. Hops supply is beginning to tighten as farmers adapt to the changing beer preference by consumers. Consumer want a constantly rotating beer offering and breweries have reacted by not contracting for hops in order to be able to offer a steadily changing offering of beers that use different hops. As farmers have experienced this change in demand by breweries, they have elected to reduce the amount grown of key hops. This factor may cause shortages and potentially a narrowing of the variety of hops available to breweries. The likely impact may be rising costs and the need to implement multiyear beer strategy in order to contract for hops.

One Service or Prodcut

All of our current products and services are variants on one type of the products and service, providing a premium craft beer product and experience. Our revenues are therefore dependent upon the market for craft beer. The crat beer market continues to grow however competition has been exploring other malted products not considered beer as they explore how to grow market share. It is unknown to what degree this exploration will impact consumer interest. At this time, it is not expected to be an issue. If it becomes an issue breweries will need to adapt the products they offer or loose share.

Labor cost and availability

Very low unemployment rates have limited the availability of candidates for entry level brewery jobs such as delivery driver, sales people, and cellaring helpers. Compensation rates are rising causing financial strain until ways to increase productivity can accommodate both labor cost growth and shortages.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 6, 2021.

Eight Bridges Brewing, Inc.

By /s/ *George Beardsley*

    Name: George Beardsley

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

	Common stock		Aditional	Accumulated	Total Stockholder's
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance at December 31, 2018	#########	#######	$ 7,000	$ (441,524)	$ (222,006)
Contribution					-
Distribution					-
Net income (loss)				(95,962)	(95,962)
Balance at December 31, 2019	#########	#######	$ 7,000	$ (537,486)	$ (317,968)
Contribution	40,114	78,516			78,516
Distribution					-
Net income (loss)				(12,618)	(12,618)
Balance at December 31, 2020	#########	#######	$ 7,000	$ (550,104)	$ (252,070)

Eight Bridges Brewing
Statement of Cash Flows
January through December 2020

	Jan - Dec 19	Jan - Dec 20
OPERATING ACTIVITIES		
Net Income	-95,962.35	-12,617.57
Adjustments to reconcile Net Income		
Accounts Receivable	6,251.87	4,357.51
Inventory - Brewery:Finished goods	857.75	3,876.83
Inventory - Brewery:Raw stock	929.92	6,297.01
Inventory - Tasting Room:Tasting Room FG	481.71	548.33
Accounts Payable	8,975.85	15,726.09
Chase Visa	27,611.42	-66,881.65
USAA		2,318.85
Customer Deposits	-250.00	-658.00
Sales Tax Payables	-2,936.63	2,396.12
CRV	-165.46	-5.86
State Beer Tax Payable	0.67	-656.05
Federal Beer Tax Payable	-34.91	-392.27
Gift Certificate Liability	496.68	-1,800.93
Payroll Liability	0.41	
Fremont Bank Loan 3216363	-5,433.10	-3,520.17
Loan Fremont Bank 3218798	-5,652.20	-6,949.78
Commerical Loan Canning Equipme		91,624.00
Net cash provided by Operating Activities	-64,828.37	33,662.46
INVESTING ACTIVITIES		
Plant and equipment		122,953.63
Plant and equipment:1501.3 · Bright tanks		21,095.50
Plant and equipment:1501.5 · Fermenters		75,526.50
Plant and equipment:1501.8 · Canning Equipment		-74,647.43
Accumulated Depreciation	12,995.00	-201,633.64
Accumulated Amortization	234.00	567.00
Deposits		105.12
Keg Deposit	7,436.08	1,493.05
Prepaid Interest		-19,298.25
Net cash provided by Investing Activities	20,665.08	-73,838.52
FINANCING ACTIVITIES		
3300 · Long Term Loans:3304 · Convertible Debt	22,500.00	10,000.00
Common Stock - Non-voting		95,877.45
Contra Account-nonvoting stock		-17,361.02
Net cash provided by Financing Activities	22,500.00	88,516.43
Net cash increase for period	-21,663.29	48,340.37
Cash at beginning of period	27,141.89	5,478.60
Cash at end of period	**5,478.60**	**53,818.97**

Eight Bridges Brewing
Balance Sheet
As of December 31, 2020

	Dec 31, 19	Dec 31, 20
ASSETS		
Current Assets		
Checking/Savings	5,479	53,819
Accounts Receivable	5,862	1,505
Inventory - Brewery	10,174	0
Inventory - Tasting Room	548	0
Undeposited Funds	0	0
Total Current Assets	22,063	55,324
Total Fixed Assets	48,348	104,381
Other Assets		
Keg Deposit	1,493	0
Prepaid Interest	0	19,298
Total Other Assets	1,493	19,298
TOTAL ASSETS	**71,904**	**179,003**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	49,928	65,654
Working Capital line of Credit	66,954	2,391
Other Current Liabilities	5,857	4,740
Commercial Loans	10,470	91,624
Total Current Liabilities	133,209	164,409
Long Term Liabilities		
Founders Loan	163,088	163,088
Other Long Term Loans	93,579	103,579
Total Long Term Loans	256,667	266,667
Total Liabilities	389,876	431,077
Equity		
Additional Paid in Capital	7,000	7,000
Common Stock - Voting	212,518	212,518
Common Stock - Non-voting	0	78,516
Total Paid In Capital	219,518	298,034
Retained Earnings	-441,528	-537,490
Net Income	-95,962	-12,618
Total Equity	-317,972	-252,073
TOTAL LIABILITIES & EQUITY	**71,904**	**179,003**

Eight Bridges Brewing
Profit & Loss
January 2019 through December 2020

	Jan - Dec 19	Jan - Dec 20
Ordinary Income/Expense		
Total Income	329,694.35	297,055.59
Total COGS	201,051.04	176,905.75
Gross Profit	128,643.31	120,149.84
Expense		
Marketing	16,868.66	7,209.23
Selling Expense	38,942.61	31,510.30
General and Administrative	36,611.32	37,859.16
Bank Service Charges	1,043.52	809.54
Payroll	15,083.16	11,068.82
Utilities	19,462.64	20,270.58
Reconciliation Discrepancies	-3.76	0.05
Rent	72,735.66	38,083.36
Office Equipment	55.02	125.02
Total Expense	200,798.83	147,015.68
Net Ordinary Income	-72,155.52	-26,865.84
Other Expenses	23,806.83	20,479.52
Other Income	0.00	-34,727.79
Net Income	**-95,962.35**	**-12,617.57**

CERTIFICATION

I, George Beardsley, Principal Executive Officer of Eight Bridges Brewing, Inc., hereby certify that the financial statements of Eight Bridges Brewing, Inc. included in this Report are true and complete in all material respects.

George Beardsley

Principal Executive Officer